# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: JATT III Acquisition Corp, CIK 0002145659
CUSIP: G5080G109
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 153 Central Avenue, C/O 56, Westfield, New Jersey (NJ), 07091
Date of event which requires filing of this statement: 08/27/2026
Filed by CIK 0002150876
Persons authorized to receive notices and communications: Nicholas Fernandez, 153 Central Avenue, C/O 56, Westfield, New Jersey (NJ), 07091, 201-688-0364

## Reporting persons
- JATT Ventures III L.P. (CIK 0002150876): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 1,959,000; shared voting power 0; sole dispositive power 1,959,000; shared dispositive power 0; aggregate amount beneficially owned 1,959,000 (22.1% of the class)
  Comment: (1) Includes 1,725,000 of the Issuer's ordinary shares, $0.0001 par value ("Ordinary Shares") acquired by JATT Ventures III L.P., the Issuer's sponsor (the "Sponsor") of its initial public offering (the "IPO"), on June 9, 2026, pursuant to certain share subscription agreement by and between the Sponsor and the Issuer; (2) 234,000 Ordinary Shares acquired by the Sponsor in a private placement closed simultaneously with the IPO on August 27, 2026.
  
  (2) The Sponsor is the record holder of the securities reported herein. JATT Ventures III Ltd is the sole general partner of the Sponsor, and Dr. Someit Sidhu is a limited partner of the Sponsor. Dr. Someit Sidhu is also the sole member of JATT Ventures III Ltd. Dr. Someit Sidhu has voting and investment discretion with respect to the Ordinary Shares held of record by the Sponsor. Dr. Someit Sidhu disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
- Someit Sidhu (CIK 0001870329): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 1,959,000; shared voting power 0; sole dispositive power 1,959,000; shared dispositive power 0; aggregate amount beneficially owned 1,959,000 (22.1% of the class)
  Comment: (1) Includes 1,725,000 of the Issuer's ordinary shares, $0.0001 par value ("Ordinary Shares") acquired by JATT Ventures III L.P., the Issuer's sponsor (the "Sponsor") of its initial public offering (the "IPO"), on June 9, 2026, pursuant to certain share subscription agreement by and between the Sponsor and the Issuer; (2) 234,000 Ordinary Shares acquired by the Sponsor in a private placement closed simultaneously with the IPO on August 27, 2026.
  
  (2) The Sponsor is the record holder of the securities reported herein. JATT Ventures III Ltd is the sole general partner of the Sponsor, and Dr. Someit Sidhu is a limited partner of the Sponsor. Dr. Someit Sidhu is also the sole member of JATT Ventures III Ltd. Dr. Someit Sidhu has voting and investment discretion with respect to the ordinary shares held of record by the Sponsor. Dr. Someit Sidhu disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: JATT III Acquisition Corp
Address of issuer's principal executive offices: 153 Central Avenue, C/O 56, Westfield, New Jersey (NJ), 07091

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

1. Someit Sidhu
2. JATT Ventures III L.P. ("Sponsor")
Residence or business address: The business address of each of the reporting persons is: c/o JATT III Acquisition Corp, 153 Central Avenue, C/O 56, Westfield, NJ 07091
Present principal occupation or employment: Sponsor is a private investor. Dr. Sidhu is the Chairman and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the past five years, Sponsor and Dr. Sidhu have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Each of Sponsor and Dr. Sidhu has not, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Sponsor is a Cayman Islands limited partnership. Dr. Sidhu is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by the reporting persons to acquire the ordinary shares reported on this Schedule 13D was working capital. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 9, 2026, our Sponsor paid $25,000 to cover certain offering costs in exchange for 2,156,250 ordinary shares (the "Founder Shares"). On July 6, 2026, our sponsor forfeited 431,250 Founder Shares. As a result, our sponsor currently holds 1,725,000 ordinary shares.

On August 27, 2026, the Issuer consummated its initial public offering ("IPO") and in connection with the consummation of the IPO, Sponsor purchased an aggregate of 234,000 ordinary shares for an aggregate purchase price of $2,340,000. The reporting persons made the acquisitions reported in this Schedule 13D as sponsor and officer and director of the Issuer and in support of the Issuer's business plan. The reporting persons may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions, including as a result of ownership of the rights referred to above. However, the reporting persons do not have any other agreements to acquire additional ordinary shares at this time. As Chairman and Chief Executive Officers of the Issuer, Dr. Sidhu is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's board of directors. Additionally, as the Issuer's business plan is to enter into a business combination, Dr. Sidhu, as Chairman and Chief Executive Officers of the Issuer, is actively involved in pursuing a suitable target for the Issuer's business combination and will be actively involved in effecting any such business combination if the Issuer's business plan is successful, which may also result in a change in the Issuer's board of directors, corporate structure or charter.

As of the date of this Schedule 13D, except as set forth in this Schedule 13D above, the reporting persons do not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of ordinary shares beneficially owned by reporting persons (on the basis of a total of 8,859,000 ordinary shares outstanding as of September 3, 2026) are as follows:

i. Sponsor: 1,959,000; 22.1%
ii. Ahmed Fattouh: 1,959,000; 22.1%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares to which Sponsor has:

i. Sole power to vote or to direct the vote: 1,959,000;
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 1,959,000, and
iv. Shared power to dispose or to direct the disposition of: 0.

Number of shares to which Someit Sidhu has:

i. Sole power to vote or to direct the vote: 1,959,000,
ii. Shared power to vote or to direct the vote: 0,
iii. Sole power to dispose or to direct the disposition of: 1,959,000, and
iv. Shared power to dispose or to direct the disposition of: 0.
Transactions in the class effected during the past sixty days: The reporting persons are the beneficial owners of 1,959,000 ordinary shares, or approximately 22.1%, of the Issuer's outstanding ordinary shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: During the 60 days preceding the date of this report, the reporting persons have not effected any transactions in the Issuer's ordinary shares other than as indicated in this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Sponsor is a party to a Private Placement Share Purchase Agreement, dated August 25, 2026, by and between the Issuer and Sponsor ("Private Share Purchase Agreement"); a Registration Rights Agreement, dated August 25, 2026, by and between the Issuer and the Sponsor ("Registration Rights Agreement"); a Letter Agreement, dated August 25, 2026, by and among the Issuer, the Sponsor and certain parties thereto ("Letter Agreement").

Pursuant to the Private Share Purchase Agreement, Sponsor purchased an aggregate of 234,000 ordinary shares ("Placement Shares") simultaneously with the consummation of the IPO and the over-allotment. The Placement Shares are subject to a lock up provision in the Private Shares Purchase Agreement, which provides that such shares may not be offered, sold, pledged or otherwise transferred until 30 days after the completion of the Issuer's initial business combination, subject to certain exceptions. The description of the Private Shares Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 31, 2026 (and is incorporated by reference herein as Exhibit 10.1).

Pursuant to the Registration Rights Agreement, the holders of the Founder Shares, the Placement Shares, and certain other securities are entitled to registration rights with respect to the securities of the Issuer held by such holders. The holders of a majority of these securities are entitled to make up to three demands that the Issuer register such securities. In addition, the holders have certain piggy-back registration rights with respect to registration statements filed subsequent to consummation of the Issuer's Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements. The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 31, 2026 (and is incorporated by reference herein as Exhibit 10.2).

Pursuant to the Letter Agreement, Sponsor agreed, among other things, to vote all ordinary shares owned by it, subject to applicable securities laws, in favor of a proposed Business Combination, not to sell or transfer any securities of the Issuer, subject to certain exceptions, until certain periods of time set forth in the Insider Letter Agreement and that it would not seek redemption rights with respect to any ordinary shares held by it. The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 31, 2026 (and is incorporated by reference herein as Exhibit 10.3).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - Private Placement Share Purchase Agreement, dated as of August 25, 2026, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 31, 2026).

Exhibit 10.2 - Registration Rights Agreement, dated as of August 25, 2026, by and among the Issuer, the Sponsor and other security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 31, 2026).

Exhibit 10.3 - Letter Agreement, dated as of August 25, 2026, by and among the Issuer, the Sponsor and the Issuer's officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 31, 2026).

Exhibit - 99.1 - Joint Filing Agreement, September 3, 2026, by and among the Reporting Persons.

## Signatures
- JATT Ventures III L.P.: /s/ Someit Sidhu, Someit Sidhu, Director (09/03/2026)
- Someit Sidhu: /s/ Someit Sidhu, Someit Sidhu (09/03/2026)